[Robocom Letterhead]

September 9, 2005

Ms. Kathleen Collins
Accounting Branch Chief
US Securities and Exchange Commission
Washington, D.C. 20549

RE:   Robocom Systems Internatonal Inc.
      Form 10-KSB
      Filed on August 26, 2005
      File No. 000-22735

Dear Ms. Collins:

We have reviewed your comment on our Annual Report on Form 10-KSB for the year ended May 31, 2005, in your letter dated September 7, 2005, and respond to your comment as follows:

      1. In order to further explain our use of the service method of accounting for standard RIMS software sales and the use of the percentage of completion method for modification services, we submit to you the following description of our product and services and our revenue recognition policies:

            We recognize license revenue for the standard RIMS software upon delivery and acceptance of the software by the customer. The RIMS software is a standard, off-the-shelf system, delivered and paid for by the customer upon delivery and receipt. The customer may choose to install and operate the standard software in its environment, as delivered. The customer often uses the installed standard RIMS software to familiarize its employees with the product and to gain experience prior to requesting any modifications. However, the software, as sold and delivered, is a usable product and does not require significant modification, if any, for use in the customer's environment.

            Modifications to that software can be made to accommodate customer requests. These modifications are not required to operate the system and are made solely based upon the preferences of the customer. Historically, modifications result in changes to less than 5% of the lines of code of the standard software and are therefore not considered significant changes to the standard software product. Specific examples of modifications that may be requested include, but are not limited to, desired reports of the customer that the customer may utilize to improve efficiency and better support its

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Securities and Exchange Commission
September 9, 2005

            operations, adapting the standard software to support the customer's internal operational processes and internally-created programs, and/or adapting the standard software to comply with new regulatory requirements applicable to the customer or the requirements of the customer's end-user.

            When we provide other implementation services, such as training, installation of hardware and software, if requested by the customer, and configuration of the set up data to input the customer's specific warehouse information, we account for each service upon completion and delivery of each element using the service method of accounting. These services are typically short in duration, and each such service is completed within a few weeks.

      2. On August 3, 2005, we submitted a response to your inquiry of July 18, 2005, which was intended to explain our use of the service method of accounting for the other components of the sale of a standard RIMS software system.

      3. On June 1, 2005, we submitted a response to your inquiry of May 24, 2005, which stated that we considered modification services to be an integral part of our software and essential to the functionality of the software. We misunderstood your question and by this letter we wish to clarify our response in that modifications are not essential to the functionality and do not represent a significant change to the standard software.

Based on our review of your comments, we believe our accounting policies are in compliance with GAAP and we should not be required to amend our Annual Reports on Form 10-KSB for the years ended May 31, 2004 and 2005.

We acknowledge that we are responsible for the adequacy and accuracy of our disclosures and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any comments or concerns about our responses, you may contact the undersigned at (516) 795-5100, extension 221 or Kathleen Poulos at (516) 795-5100, extension 287.

Thank you,


/s/ Irwin Balaban
------------------------
Irwin Balaban
President and
Chief Executive Officer